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             UNITED STATES                         OMB Number:         3235-0145
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                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                        (Amendment No. _______________)*

                           AVECOR CARDIOVASCULAR INC.
                                 (Name of Issuer)

                          Common Stock, $.01 par value
                         (Title of Class of Securities)

                                   53547 10 5
                                 (CUSIP Number)

                            Carol E. Malkinson, Esq.
                                 Medtronic, Inc.
                             7000 Central Ave. N.E.
                          Minneapolis, Minnesota 55432
                                  (612)514-4000
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                  July 12, 1998
              (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.    292962 10 7

    1      NAMES OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                    Medtronic, Inc.
                    41-0793183

    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                         (a) |_|
                                                                         (b) |_|
    3      SEC USE ONLY

    4      SOURCE OF FUNDS (SEE INSTRUCTIONS)

                    WC

    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) or 2(e)                                    |_|

    6      CITIZENSHIP OR PLACE OF ORGANIZATION

                    Minnesota

                                                  7     SOLE VOTING POWER
                                                                1,947,811 (1)
                  NUMBER OF
                   SHARES                         8     SHARED VOTING POWER
                BENEFICIALLY                                    1,124,499 (1)
                  OWNED BY
                    EACH                          9     SOLE DISPOSITIVE POWER
                  REPORTING                                     1,947,811 (1)
                   PERSON
                    WITH                         10     SHARED DISPOSITIVE POWER
                                                                        0

   11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,072,310 (includes 1,600,851 shares which are subject to the Stock Option Agreement and 1,124,499 shares which are subject to the Agreements to Facilitate Merger)(1)

   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                             |_|
           (SEE INSTRUCTIONS)

   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                    31.74%(1)

   14      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
                    HC


1 346,960 of the shares of Common Stock of AVECOR Cardiovascular Inc. ("AVECOR") covered by this Statement are owned by Medtronic Asset Management, Inc. ("MAMI"), a wholly owned subsidiary of Medtronic, Inc. ("Medtronic"). 1,600,851 of the additional shares of Common Stock of AVECOR covered by this Statement are subject to a Stock Option Agreement dated July 12, 1998 and 1,124,499 of the additional shares of Common Stock of AVECOR covered by this Statement are subject to Agreements to Facilitate Merger dated on or after such date, and described in Item 3 of this Statement. Nothing herein shall be deemed to be an admission by Medtronic as to the beneficial ownership of any of such shares of AVECOR that are subject to the Stock Option Agreement or the Agreements to Facilitate Merger, and Medtronic hereby disclaims beneficial ownership of all such shares of AVECOR so subject.

CUSIP No.    292962 10 7


    1      NAMES OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                    Medtronic Asset Management, Inc.
                    41-1721127

    2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                         (a) |_|
                                                                         (b) |_|


    3      SEC USE ONLY


    4      SOURCE OF FUNDS (SEE INSTRUCTIONS)

                    AF

    5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
           PURSUANT TO ITEMS 2(d) or 2(e)                                    |_|


    6      CITIZENSHIP OR PLACE OF ORGANIZATION

                    Minnesota

                                                  7     SOLE VOTING POWER
                                                                  346,960
                  NUMBER OF
                   SHARES                         8     SHARED VOTING POWER
                BENEFICIALLY                                            0
                  OWNED BY
                    EACH                          9     SOLE DISPOSITIVE POWER
                  REPORTING                                       346,960
                   PERSON
                    WITH                         10     SHARED DISPOSITIVE POWER
                                                                        0

   11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                    346,960

   12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                             |_|
           (SEE INSTRUCTIONS)

   13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                    4.32%

   14      TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
                    CO

Item 1.    Security and Issuer

The class of equity security to which this statement relates is the Common Stock, $.01 par value, of AVECOR Cardiovascular Inc. ("AVECOR"). The name and address of the principal executive offices of the issuer of such securities are AVECOR Cardiovascular Inc., 7611 Northland Drive North, Minneapolis, MN 55428.

Item 2.    Identity and Background

(a), (b) and (c)

Medtronic, Inc., 7000 Central Ave. N.E., Minneapolis, Minnesota 55432, is a Minnesota corporation ("Medtronic"), principally engaged in the business of therapeutic medical technology, specializing in implantable and interventional therapies. Medtronic Asset Management, Inc., 7000 Central Ave. N.E., Minneapolis, Minnesota 55432, a Minnesota corporation ("MAMI"), is a wholly-owned subsidiary of Medtronic through which Medtronic holds certain investments. Information is provided below with respect to persons who are directors and executive officers of the reporting persons.

William W. George, Chairman, Chief Executive Officer and Director, Medtronic, Inc., 7000 Central Avenue N.E., Minneapolis, MN 55432;
Arthur D. Collins, Jr., President, Chief Operating Officer and Director, Medtronic, Inc., and President and Director, MAMI, 7000 Central Avenue N.E., Minneapolis, MN 55432;
Glen D. Nelson, M.D., Vice Chairman and Director, Medtronic, Inc., 7000 Central Avenue N.E., Minneapolis, MN 55432;
William R. Brody, M.D., Ph.D., Director, Medtronic, Inc., President, The Johns Hopkins University, 3400 North St. Charles St., 242 Garland Hall,
Baltimore, MD 21218;
Paul W. Chellgren, Director, Medtronic, Inc., Chairman and Chief Executive Officer, Ashland, Inc., 1000 Ashland Drive, Russell, KY 41114;
Antonio M. Gotto, Jr., M.D., Director, Medtronic, Inc., Dean, Cornell University Medical College, Medical Affairs Provost, Cornell University Office of the Dean, 1300 York Avenue, New York, NY 10021;
Bernadine P. Healy, M.D., Director, Medtronic, Inc., Dean, College of Medicine, Ohio State University, 254 Meiling Hall, 370 W. 9th Avenue, Columbus, OH 43210;
Thomas E. Holloran, Director, Medtronic, Inc., Professor, Graduate School of Business, University of St. Thomas, 1000 LaSalle Avenue - Suite 343, Minneapolis, MN 55403-2005;
Richard L. Schall, Director,  Medtronic, Inc., Consultant, 4900 IDS Center,
80 South 8th Street,  Minneapolis,  MN 55402;
Jack W. Schuler, Director, Medtronic, Inc., Chairman,  Stericycle,  Inc.
and Ventana Medical Systems, Inc., 1419 Lake Cook  Road,  Suite  410,
Deerfield,  IL  60015;
Gerald W. Simonson, Director, Medtronic, Inc., President and Chief Executive Officer, Omnetics Connector Corporation, 7260 Commerce Circle East,
Fridley, MN 55432;
Gordon M. Sprenger,  Director,  Medtronic,  Inc., Executive Officer,
Allina Health System, 5601 Smetana Drive,  Minneapolis,  MN 55440;
Richard A. Swalin, Ph.D., Director, Medtronic,  Inc., Professor Emeritus,
The University of Arizona, 4715 East Fort Lowell Road,  Tucson,  AZ 85712;
Bobby I. Griffin, Executive Vice President, Medtronic, Inc., 7000 Central Avenue N.E., Minneapolis, MN 55432;
Bill K. Erickson, Senior Vice President and President, Americas, Medtronic, Inc., 7000 Central Avenue N.E., Minneapolis, MN 55432;
Janet S.  Fiola,  Senior  Vice President,   Human  Resources, Medtronic, Inc.,
7000  Central  Avenue  N.E., Minneapolis,  MN 55432;
B. Kristine Johnson, Senior Vice President and Chief Administrative Officer, Medtronic, Inc., 7000 Central Avenue N.E., Minneapolis, MN 55432;
Philip M. Laughlin, Senior Vice President and President, Cardiac Surgery, Medtronic, Inc., 7000 Central Avenue N.E., Minneapolis, MN 55432;
Ronald E. Lund, Senior Vice President, General Counsel and Secretary, Medtronic, Inc., and Vice President, Secretary and Director, MAMI, 7000 Central Avenue N.E., Minneapolis, MN 55432;
Stephen H. Mahle, Senior Vice President and President, Cardiac Rhythm Management, Medtronic, Inc., 7000 Central Avenue N.E., Minneapolis, MN 55432; John A. Meslow, Senior Vice President and President, Neurological, Medtronic, Inc., 7000 Central Avenue N.E., Minneapolis, MN 55432;
Robert L. Ryan, Senior Vice President and Chief Financial Officer, Medtronic, Inc., and Chief Financial Officer and Director, MAMI, 7000 Central Avenue N.E., Minneapolis, MN 55432;
Barry Wilson, Senior Vice President and President, Europe, Middle East and Africa, Medtronic, Inc., 7000 Central Avenue N.E., Minneapolis, MN 55432.

(d) and (e)

To the knowledge of the reporting persons, neither reporting person nor any of the persons listed above has, during the last five years, been convicted in a criminal proceeding or was, during the last five years, a party to a civil proceeding as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) All of the individuals referred to above are United States citizens, except Mr. Wilson, who is a dual citizen of the United Kingdom and South Africa.

Item 3.    Source and Amount of Funds or Other Consideration

This Statement relates to the execution of a certain Stock Option Agreement dated July 12, 1998, between AVECOR and Medtronic (the "Stock Option Agreement") and to the execution or future execution of certain Agreements to Facilitate Merger (the "Agreements to Facilitate Merger") between Medtronic and each of the following AVECOR shareholders: Anthony Badolato, Allan R. Seck, Gregory J. Melsen, David W. Stassen, Edward E. Strickland, J. Gordon Wright and William S. Haworth. The Stock Option Agreement and the Agreements to Facilitate Merger are intended as an inducement to Medtronic to enter into and proceed with the Agreement and Plan of Merger (the "Merger Agreement"), dated July 12, 1998, among Medtronic, AVECOR and AC Merger Corp. ("Merger Subsidiary"), a wholly owned subsidiary of Medtronic. Pursuant to the Merger Agreement and subject to the conditions set forth therein, Merger Subsidiary will merge with and into AVECOR (the "Merger"), and each issued and outstanding share of Common Stock of AVECOR will be converted into the right to receive a fraction of a share of Medtronic Common Stock, par value $.10 per share, which fraction will equal $11.125 divided by the average of the closing sale prices for Medtronic Common Stock during the 18 trading days ending on and including the second trading day immediately preceding the effective time of the Merger.

Pursuant to the Stock Option Agreement, AVECOR granted Medtronic the right to purchase at an exercise price of $11.125 per share 1,600,851 shares of AVECOR Common Stock, which was represented in the Merger Agreement to reflect approximately 19.9% of the AVECOR Common Stock outstanding on the date of the
Stock Option Agreement's execution. The Stock Option Agreement is not exercisable until and unless the earlier of certain events specified therein, including, but not limited to, the termination of the Merger Agreement under certain circumstances. If the Stock Option Agreement becomes exercisable, any shares purchased pursuant to the exercise of the Stock Option Agreement would be made with funds from Medtronic's working capital. If the Stock Option Agreement becomes exercisable, under certain circumstances, Medtronic can, in lieu of exercising the Stock Option Agreement, put such Agreement to AVECOR and receive a cancellation payment from AVECOR in cash therefor.

Pursuant to the Agreements to Facilitate Merger, each of the persons noted above has agreed or will agree to vote all or, in certain cases, a portion of such person's AVECOR shares that such person has power to vote in favor of approval of the Merger Agreement and the Merger, and against any other action that would impede or discourage the Merger. Medtronic may hereafter enter into similar Agreements to Facilitate Merger with other holders of AVECOR Common Stock. Copies of the Stock Option Agreement, the form of the Agreement to Facilitate Merger and the Merger Agreement are included as Exhibits to this Statement and are incorporated herein by reference. The foregoing description of such Agreements is qualified in its entirety by reference to such Exhibits.

This   Statement   also  relates  to  346,960  shares  of  AVECOR  Common  Stock beneficially owned by the reporting persons which were acquired earlier in 1998 in open market purchases with funds from working capital.

Item 4.    Purpose of Transaction

The purpose of the recent transactions described in Item 3 is to facilitate approval and consummation of the Merger. Other than in connection with the Merger described above, the reporting persons have no plans or proposals which relate to or would result in any of the matters listed in paragraphs (a) through
(j) of Item 4 of Schedule 13D.

Item 5.    Interest in Securities of the Issuer

(a) and (b) Medtronic, through MAMI, is the beneficial owner of 346,960 shares of the Common Stock of AVECOR. As a result of the Stock Option Agreement, Medtronic may be deemed to be the beneficial owner of 1,600,851 additional shares of Common Stock of AVECOR covered by such Stock Option Agreement. As a result of the Agreements to Facilitate Merger, Medtronic may be deemed to be the beneficial owner of 1,124,499 shares of Common Stock of AVECOR covered by such Agreements. Such 3,072,310 shares (including those beneficially owned by Medtronic, those covered by the Stock Option Agreement and those covered by Agreements to Facilitate Merger) would represent approximately 31.74% of the shares of AVECOR (based on the number of shares of AVECOR Common Stock outstanding on June 30, 1998, as represented to Medtronic by AVECOR). Nothing herein, however, shall be deemed to be an admission by Medtronic or MAMI that either reporting person is the beneficial owner of any of the shares covered by the Stock Option Agreement or the Agreements to Facilitate Merger, and Medtronic and MAMI hereby disclaim beneficial ownership of all shares covered by such Agreements. To the knowledge of the reporting persons, no other person named in
Item 2 beneficially owns any AVECOR shares.

(c) To the knowledge of the reporting persons, the only transactions in the Common Stock of AVECOR by any person named in paragraph (a) above during the past 60 days are the Stock Option Agreement and Agreements to Facilitate Merger reported in Item 3 above.

(d) No other person (other than the AVECOR shareholder who has signed an Agreement to Facilitate Merger in the case of the shares covered by such shareholder's Agreement to Facilitate Merger) is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds of the sale of, the subject securities.

(e)      Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

See Item 3 for a description of the Stock Option Agreement, Agreements to Facilitate Merger and Merger Agreement.

Item 7.    Material to Be Filed as Exhibits

Exhibit A - Agreement as to Joint Filing

Exhibit B - Stock Option Agreement

Exhibit C - Form of Agreement to Facilitate Merger

Exhibit D - Agreement and Plan of Merger

                                    Signature

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:  July 21, 1998

                                   MEDTRONIC, INC.



                                   By: /s/ Ronald E. Lund
                                       Its: Senior Vice President,
                                             General Counsel and Secretary



                                   MEDTRONIC ASSET MANAGEMENT, INC.



                                   By: /s/ Ronald E. Lund
                                       Its:  Vice President and Secretary

                                  EXHIBIT INDEX



         Exhibit           Description

         A                 Agreement as to Joint Filing

         B                 Stock Option Agreement

         C                 Form of Agreement to Facilitate Merger

         D                 Agreement and Plan of Merger